U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER 000-32885
(CHECK  ONE):
[  ]  FORM  10-K  AND  FORM  10-KSB    [  ]  FORM  11-K
[  ]  FORM  20-F   [X]  FORM  10-Q  AND  FORM  10-QSB   [  ]  FORM  N-SAR

     FOR  PERIOD  ENDED:      March 31, 2008

[  ]  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
[  ]  TRANSITION  REPORT  ON  FORM  20-F
[  ]  TRANSITION  REPORT  ON  FORM  11-K
[  ]  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
[  ]  TRANSITION  REPORT  ON  FORM  N-SAR

     FOR  THE  TRANSITION  PERIOD  ENDED:

     READ  ATTACHED  INSTRUCTION  SHEET  BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     NOTHING  IN  THIS  FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED  ANY  INFORMATION  CONTAINED  HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

PART I
REGISTRANT INFORMATION

FULL NAME OF REGISTRANT	XA, INC.

FORMER NAME IF APPLICABLE

ADDRESS OF PRINCIPAL EXECUTIVE
OFFICES (STREET AND NUMBER)	875 NORTH MICHIGAN AVE., SUITE 2626

CITY, STATE AND ZIP CODE	CHICAGO, ILLINOIS 60611

PART II
RULE 12B-25(B) AND (C)

IF  THE  SUBJECT  REPORT  COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE  AND  THE  REGISTRANT  SEEKS  RELIEF  PURSUANT  TO  RULE 12B-25 (B), THE FOLLOWING  SHOULD  BE  COMPLETED.  (CHECK  APPROPRIATE  BOX)

/X/	(A)	THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;

/X/	(B)
THE SUBJECT  ANNUAL  REPORT,  SEMI-ANNUAL  REPORT,  TRANSITION REPORT ON FORM 10-K, 10-KSB, 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF  WILL  BE  FILED  ON  OR  BEFORE  THE  15TH  CALENDAR DAY FOLLOWING  THE  PRESCRIBED  DUE  DATE;  OR  THE SUBJECT QUARTERLY REPORT  OR  TRANSITION  REPORT  ON  FORM 10-Q, 10-QSB, OR PORTION THEREOF  WILL  BE  FILED  ON  OR  BEFORE  THE  FIFTH CALENDAR DAY FOLLOWING  THE  PRESCRIBED  DUE  DATE;  AND

/ /	(C)	THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III
NARRATIVE

STATE  BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE  FILED  WITHIN  THE  PRESCRIBED TIME PERIOD. (ATTACH EXTRA SHEETS IF NEEDED.)

The   registrant  has  experienced  delays  in  completing  its   financial statements for the quarter ended September 30, 2007, as its auditor has not  had sufficient time to review its  financial  statements  for  the  quarter  ended March 31, 2008. As a result, the registrant is delayed in filing its Form 10-Q  for  the  quarter  ended  March 31, 2008.

PART IV
OTHER INFORMATION

(1)	NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION

DAVID M. LOEV	(713)	524-4110
(NAME)	(AREA CODE)	(TELEPHONE NUMBER)

(2)
HAVE ALL  OTHER  PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF  1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO,  IDENTIFY  REPORT(S).

[X]  YES  [  ]  NO

(3)
IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE  CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS  STATEMENTS  TO  BE  INCLUDED  IN  THE  SUBJECT  REPORT OR PORTION THEREOF?

                                                               [  ]  YES  [X]  NO

     IF  SO,  ATTACH  AN  EXPLANATION  OF  THE  ANTICIPATED  CHANGE,  BOTH NARRATIVELY  AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A  REASONABLE  ESTIMATE  OF  THE  RESULTS  CANNOT  BE  MADE.

XA, INC.
(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

HAS  CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO  DULY  AUTHORIZED.

DATE: May 15, 2008	BY /S/ JOSEPH WAGNER
JOSEPH WAGNER, CHIEF EXECUTIVE OFFICER

INSTRUCTION:  THE  FORM  MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT OR  BY  ANY  OTHER  DULY  AUTHORIZED  REPRESENTATIVE.  THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE.  IF THE STATEMENT  IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE (OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO SIGN  ON  BEHALF  OF  THE  REGISTRANT  SHALL  BE  FILED  WITH  THE  FORM.

ATTENTION

INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS  (SEE  18  U.S.C.  1001).

GENERAL INSTRUCTIONS

1.	THIS FORM IS REQUIRED BY RULE 12B-25 OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.
2.
ONE SIGNED  ORIGINAL  AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO  MUST  BE  COMPLETED  AND  FILED  WITH  THE SECURITIES AND EXCHANGE COMMISSION,  WASHINGTON,  D.C.  20549,  IN  ACCORDANCE WITH RULE 0-3 OF THE GENERAL  RULES  AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR  FILED  WITH  THE FORM WILL BE MADE A MATTER OF THE PUBLIC RECORD IN THE COMMISSION  FILES.

3.	A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.
4.	AMENDMENTS TO THE NOTIFICATION MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDED NOTIFICATION.